EXHIBIT 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

FSD Pharma Inc. (the “Corporation”)

199 Bay St., Suite 4000

Toronto, ON

M5L 1A9

Item 2: Date of Material Change

October 23, 2023.

Item 3: News Release

A news release disclosing the information contained in this material change report was issued by the Corporation on October 23, 2023, via BusinessWire and subsequently filed on SEDAR+ at www.sedarplus.ca.

Item 4: Summary of Material Change

The Corporation filed a management information circular (the “Circular”) and related materials in connection with the special meeting of the Corporation to be held on November 20, 2023 at 1:00 p.m. as a virtual meeting through the AGM Connect meeting platform (the “Meeting”). The Circular provides information regarding the previously announced Plan of Arrangement (as defined below), the reasons for recommendation of the board of directors of the Corporation (the “Board”) and voting procedures.

Item 5.1: Full Description of Material Change

The Corporation announced by way of a press release dated October 23, 2023 that the Circular and related materials for the Meeting were filed on SEDAR+ at www.sedarplus.ca.

The Circular pertains to a Meeting of the holders of class A multiple voting shares (“Class A Shares”), class B subordinate voting shares (“Class B Shares”) and warrants exercisable for the purchase of Class B Shares, provided the applicable warrant certificate entitles the holder thereof to receive distributions substantially similar to those received by holders of Class B Shares (“FSD Pharma Distribution Warrants”; together with the holders of Class A Shares and Class B Shares, the “FSD Pharma Securityholders”) to consider and, if thought fit, to pass, with or without variation, a special resolution to approve a statutory plan of arrangement (the “Plan of Arrangement”) under section 182 of the Business Corporations Act (Ontario). The Plan of Arrangement involves (i) an amendment to the capital structure of the Corporation and (ii) the distribution of a portion of the common shares in the capital of Celly Nutrition Corp. to FSD Pharma Securityholders.

The Circular provides FSD Pharma Securityholders with a detailed description of the Plan of Arrangement, the reasons the Board recommends the Plan of Arrangement, voting procedures, risk factors for approving the Plan of Arrangement, tax implications for FSD Pharma Securityholders, Canadian and U.S. securities law considerations, and more.

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Item 5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102 (Confidentiality)

Not applicable.

Item 7: Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8: Executive Officer

For additional information with respect to this material change, the following person may be contacted:

Zeeshan Saeed

Chief Executive Officer, Executive Co-Chairman

T: (416) 854-8884

E: Zsaeed@fsdpharma.com

Item 9: Date of Report

November 2, 2023

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